UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 0-25970

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K   |_| Form 11-K  |_| Form 20-F   |_|   Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1998

               [ ] Transition Report on Form 10-K

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q

               [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:_________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

                                     PART I

                             REGISTRANT INFORMATION

                         CONSOLIDATED ECO-SYSTEMS, INC.
                             Full Name of Registrant

                            EXSORBET INDUSTRIES, INC.
                            Former Name if Applicable

                              3201 West 65th Street
            Address of Principal Executive Office (Street and Number)

                           Little Rock, Arkansas 72209
                           City, State and Zip Code

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III

                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Due to a failure to complete the audit for the year ended December 31, 1997, audited financial information as of December 31, 1997 is unavailable. Until such audit is completed, financial information for any portion of 1998 cannot be filed.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Larry J. Woodcock                           (318)         474-7911
--------------------------------------------------------------------------------
          (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |_| No |X|

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        CONSOLIDATED ECO-SYSTEMS, INC.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 04/01/99                           By /s/ Larry J. Woodcock
                                           -------------------------------------
                                           President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

PART IV - Item 3

      The Registrant anticipates reporting a net loss for the year ended December 31, 1998 of approximately <$450,000> compared to Registrant;s belief that the net loss for the period ended December 31, 1997 of approximately
<$12,000,000>. The loss for both time periods is estimated due to failure to complete an audit for either time period.